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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F
    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE: for descriptions, SEE Instruction 1 above):

     / /  MERGER

     /X/  LIQUIDATION

     / /  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     / /  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Brazilian Equity Fund, Inc. (the "Fund")

3.   Securities and Exchange Commission File No.: 811-06555

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     / /  Initial Application        /X/  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     c/o Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th Floor, New York, New York 10017

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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brooke A. Brown
     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8533

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Credit Suisse Asset Management, LLC
     466 Lexington Avenue, 16th Floor
     New York, New York 10017

     Bear Stearns Funds Management Inc.
     383 Madison Avenue, 23rd Floor
     New York, New York 10179

     BankBoston, N.A., Sao Paulo
     Av. Dr. Chucri Zaidan
     146-10 andar
     Sao Paulo, SP 04583-110, Brazil

     Note: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X]  Management Company;

     / /  Unit investment trust; or

     / /  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     / /  Open-end                   /X/  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     Maryland

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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Credit Suisse Asset Management, LLC
     466 Lexington Avenue, 16th Floor
     New York, New York  10017

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:   Not Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     / /  Yes   /X/  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes  / /  No

          If Yes, state the date on which board vote took place: June 27, 2002

          If No, explain:

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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes  / /  No

          If Yes, state the date on which the shareholder vote took place:
          January 16, 2003

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          /X/  Yes  / /  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          The fund distributed its assets to its shareholders in separate distributions on May 2, 2005, July 15, 2005 and November 14, 2005.

     (b)  Were the distributions made on the basis of net assets?

          /X/  Yes  / /  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          /X/  Yes  / /  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          / /  Yes  /X/  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     / /  Yes  /X/  No

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          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     /X/  Yes  / /  No

     Pursuant to distributions made on May 2, 2005, July 15, 2005 and November 14, 2005, the fund has distributed all of its net assets to its shareholders. The fund has retained $19,463 for the payment of expenses associated with its liquidation.

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     / /  Yes  /X/  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     /X/  Yes  / /  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Cash: $19,463

     (b)  Why has the fund retained the remaining assets?

          The fund has retained the remaining assets for the payment of accrued expenses.

     (c)  Will the remaining assets be invested in securities?

          / /  Yes  /X/  No

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21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     /X/  Yes  / /  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

          (i)    Audit Expenses:                                            $  4,300

          (ii)   Legal Expenses:                                            $ 13,872

          (iii)  Miscellaneous:                                             $  1,291
                                                                            --------

                 TOTAL                                                      $ 19,463

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses:                                            $ 27,000

          (ii)   Accounting expenses:                                       $      0

          (iii)  Other expenses (list and identify separately):  $  5,000

                              Printing                           $ 16,000

                              Proxy Solicitation                            $ 18,000

          (iv)   Total expenses (sum of lines (i)-(iii) above):             $ 66,000

     (b)  How were those expenses allocated?

          Those expenses were allocated pro rata based on share ownership.

     (c)  Who paid those expenses?

          Those expenses were paid by the fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

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          Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     /X/  Yes  / /  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     The Commission issued a notice dated March 9, 2005 (Rel. IC-26781) and an order dated March 31, 2005 (Rel. IC-26826) (the "Order") on an application filed by the fund, Credit Suisse Asset Management, LLC, the investment adviser to the fund, and certain current and former directors of the fund (collectively, the "Applicants") for an order under Section 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Section 17(a) of the 1940 Act and under Rule 17d-1 under the 1940 Act permitting the Applicants to participate in a proposed settlement of certain litigations in which the Applicants were named as defendants. The Plan of Liquidation and Dissolution, which was adopted by the fund's Board of Directors on June 27, 2002 and approved by the fund's shareholders on January 16, 2003, required the receipt of the Order prior to the liquidation of the fund.

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     / /  Yes  /X/  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     / /  Yes  /X/  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

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     (c)  If the merger or reorganization agreement has been filed with the
          Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Brazilian Equity Fund, Inc. (the "Fund"), (ii) he is the Chief Executive Officer and President of the Fund and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ Steven Plump
                                    --------------------------------------------
                                    Name: Steven Plump

                                    Title: Chief Executive Officer and President